Chart Industries Prices Convertible Senior Subordinated Notes Due 2018

Filed pursuant to Rule 433

Registration No. 333-175837

Issuer Free Writing Prospectus dated July 28, 2011

Relating to Preliminary Prospectus Supplement dated July 28, 2011

Cleveland, Ohio – July 28, 2011 – Chart Industries, Inc. (Nasdaq: GTLS), a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases, today announced the pricing of $250 million aggregate principal amount of 2.00% Convertible Senior Subordinated Notes due 2018 (“Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”). The offering size was increased from the previously announced $230 million offering. Chart has also granted the underwriters a 13 day option to purchase up to $37.5 million in aggregate principal amount of additional Notes to cover overallotments. The offering is scheduled to close on or about August 3, 2011.

The Notes will pay interest semiannually in arrears on February 1 and August 1 of each year, beginning February 1, 2012. The Notes will mature on August 1, 2018, unless previously converted in accordance with their terms prior to such date. Upon conversion, holders will receive cash up to the principal amount. It’s Chart’s intention to settle any excess conversion value in shares of Chart’s common stock; however, at Chart’s election, this excess can be settled in cash, shares of Chart’s common stock or a combination of cash and shares of Chart’s common stock. The conversion rate for the Notes will initially be 14.4865 shares of Chart’s common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $69.03 per share of common stock. The initial conversion price represents a conversion premium of 30% over the last reported sale price of Chart’s common stock on July 28, 2011, which was approximately $53.10 per share. The conversion rate and the conversion price will be subject to adjustment in certain events, such as a dividend distribution or stock split.

Chart estimates that the net proceeds from the offering will be approximately $242.8 million (or approximately $279.3 million if the underwriters exercise their overallotment option in full) after deducting the underwriters’ discount and estimated offering expenses. Chart expects to use approximately $175 million of the net proceeds to redeem its Senior Subordinated Notes due October 2015 and pay the related redemption premium and accrued interest. The remaining net proceeds from the offering will be used to pay the cost of the convertible note hedge and capped call transactions described below, and for general corporate purposes.

In connection with the pricing of the Notes, Chart also entered into privately negotiated convertible note hedge, warrant and capped call transactions with affiliates of the underwriters of the Notes (the “option counterparties”). Chart estimates that the cost of the convertible note hedge and capped call transactions, taking into account the proceeds from the warrant transactions, will be approximately $17.6 million. The convertible note hedge and capped call transactions are expected to reduce the potential dilution with respect to Chart’s common stock upon conversion of the Notes, except, in the case of the capped call transactions, to the extent that the market price per share of Chart’s common stock exceeds the cap price of the capped call transactions. However, the warrant transactions will have a dilutive effect with respect to Chart’s common stock to the extent that the market price per share of Chart’s common stock exceeds the strike price of the warrants. The cap price of the capped call transactions and the strike price of the warrant transactions will initially be approximately $84.96 per share, which represents a premium of 60% over the last reported sale price of Chart’s common stock on July 28, 2011. If the underwriters exercise their option to purchase additional Notes, Chart may enter into additional convertible note hedge and warrant transactions and additional capped call transactions.

Chart has been advised by the option counterparties that, in connection with establishing their initial hedge positions with respect to the convertible note hedge, warrant and capped call transactions, the option counterparties and/or their respective affiliates expect to enter into various cash-settled over-the-counter derivative transactions with respect to Chart’s common stock concurrently with, or shortly following, the pricing of the Notes, and may unwind any such cash-settled over-the-counter derivative transactions and purchase shares of Chart’s common stock in open market transactions following the pricing of the Notes. These activities could have the effect of increasing, or preventing a decline in, the market price of Chart’s common stock concurrently with or following the pricing of the Notes.

In addition, the option counterparties and/or their respective affiliates are likely to modify their hedge positions with respect to the convertible note hedge, warrant and capped call transactions from time to time after the pricing of the Notes, and are likely to do so during any observation period related to a conversion of the Notes, by purchasing or selling shares of Chart’s common stock or the Notes in privately negotiated transactions and/or open market transactions or by entering into and/or unwinding various over-the-counter derivative transactions with respect to Chart’s common stock. The effect, if any, of these activities on the market price of Chart’s common stock or the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of these activities could, however, adversely affect the market price of Chart’s common stock and the trading price of the Notes, which could affect the ability to convert the Notes and, to the extent these activities occur during the observation period related to a conversion of Notes, could affect the amount and/or value of the consideration that holders receive upon conversion of the Notes.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers and Piper Jaffray & Co. is acting as co-manager.

The Notes have been registered under the Securities Act. The convertible note hedge, warrant and capped call transactions have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

Chart is a leading global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases. The majority of Chart’s products are used throughout the liquid gas supply chain for purification, liquefaction, distribution, storage and end-use applications, the largest portion of which are energy-related. Chart has domestic operations located across the United States and an international presence in Asia, Australia and Europe.

Certain statements made in this news release are or imply forward-looking statements, such as statements concerning financing plans, business plans and objectives, and other information that is not historical in nature. These statements are made based on Chart’s expectations concerning future events and are subject to factors and uncertainties that could cause actual results to differ materially, such as market reaction to Chart’s financing plans and Chart’s success in achieving those plans, risks associated with Chart’s indebtedness, leverage, debt service and liquidity, fluctuations in the price of Chart’s stock, cyclicality of Chart’s product markets and vulnerability of those markets to economic downturns, a delay or reduction in Chart customer purchases, competition, fluctuations in energy prices or changes in government energy policy, and economic, political, business and market risks associated with Chart’s international transactions. For a discussion of these and additional factors that could cause actual results to differ from forward-looking statements, see Chart’s filings with the U.S. Securities and Exchange Commission, including Item 1A - Risk Factors, of Chart’s most recent Annual Report on Form 10-K and the Risk Factors described in the Prospectus Supplement for the Offering of the Notes.

Contact:

Michael F. Biehl	or	Kenneth J. Webster
Executive Vice President,		Vice President, Chief Accounting Officer and
Chief Financial Officer and Treasurer		Controller
216-626-1216		216-626-1216
michael.biehl@chart-ind.com		ken.webster@chart-ind.com

Chart has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents Chart has filed with the SEC for more complete information about Chart and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204 and Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014 or by calling 1-866-718-1649.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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